Exhibit 99.4

Allied Domecq PLC Form of Proxy

You can submit your proxy vote in the following ways:
By Post - Return this form in the reply-paid envelope provided.
Online - See Note 2 overleaf.
CREST Via CREST message - See Note 3 overleaf.
Your proxy vote must be lodged no later than 2 pm on Wednesday 26 January 2005.
Please indicate with an “X” in the appropriate boxes how you wish to vote.

# Vote
		Resolutions		For	Against	Withheld

		1	To receive and adopt the Report and Accounts	☐	☐	☐

		2	To declare a final dividend	☐	☐	☐

		3	To receive and approve the Directors’ Remuneration Report	☐	☐	☐

		4	To re-elect Graham Hetherington as a Director	☐	☐	☐

		5	To re-elect David Scotland as a Director	☐	☐	☐

		6	To re-elect Richard Turner as a Director	☐	☐	☐

+		7	To reappoint the Auditor	☐	☐	☐	+

	Before completing this form, please read the Chairman’s Letter incorporating Notice of AGM and see the explanatory notes overleaf.	8	To authorise the Directors’ to determine the remuneration of the Auditor	☐	☐	☐
I/We hereby appoint the Chairman of the meeting OR the following person:
	(The proxy need not be a member of the Company)	9	To renew the Directors’ authority to allot unissued shares	☐	☐	☐
		10	To renew the Directors authority in respect of the partial disapplication of pre-emption rights	☐	☐	☐

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s) as my/our proxy to attend and vote on a poll on my/our behalf at the Annual General Meeting (the “AGM”) of Allied Domecq PLC (the “Company”) to be held at 2 pm on Friday 28 January 2005 at the Landmark London Hotel, 222 Marylebone Road, London NWI 6JQ, United Kingdom and at any adjournment of the AGM. I/We would like my/our proxy to vote on the resolutions proposed at the AGM as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or withhold a vote in relation to any business of the AGM and at any adjournment of the AGM.

		11	To authorise the Company to make limited market purchases of its own shares	☐	☐	☐

		12	To authorise Allied Domecq (Holdings) PLC to make political donations and incur political expenditure	☐	☐	☐

		13	To approve the Allied Domecq PLC Performance Share Plan 2005	☐	☐	☐
		14	To amend the rules of the Allied Domecq PLC Long Term Incentive Scheme 1999	☐	☐	☐

	Signature (Please sign in the box above) Any one joint holder may sign	#	The ‘Vote Withheld’ option above is provided to enable you to abstain on any particular				+
+			resolution, however, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.
Date

Doors will open at 1 pm and shareholders will be served light refreshments prior to the commencement of the AGM.

If you expect to attend the AGM please indicate in the boxes below
		SRN:		PIN:
I will be attending the AGM on 28 January 2005 ☐

Kindly Note: This form is issued only to the shareholder and in respect of the pre-printed
	I will not be attending the AGM on 28 January 2005 ☐	designated Shareholding.
This personalised form is not transferable between shareholders or differing shareholder accounts. The Company and Computershare accept no liability for any instruction that
	10TVII	does not comply with these conditions.

Allied Domecq PLC  Admittance Card

Attendance at the Allied Domecq PLC Annual General Meeting on 28 January 2005 at 2 pm at the Landmark London Hotel, 222 Marylebone Road, London NWI 6JQ, United Kingdom.

If you intend to be at the Annual General Meeting, would you please sign this admittance card on the reverse and present it at the registration point on arrival in order to assist admittance procedures.

Notes on completion and use:

1                                         If you cannot attend the AGM and wish to vote on the resolutions, you can appoint another person known as a proxy, who can, on a poll, vote on your behalf.  You can appoint the Chairman of the Meeting or anyone else to be your proxy.  If you want to appoint a proxy, please complete, sign and return the Form of Proxy.

To be effective the Form of Proxy, together with any power of attorney or other authority under which it is signed, must reach Computershare Investor Services PLC (“Computershare”), the Registrars of the Company not less than forty-eight hours before the time appointed for the AGM or adjourned AGM.  When you have completed and signed this form, detach it and return it to Computershare in the pre-paid envelope provided.

To be valid the Form of Proxy must be received no later than 2 pm on 26 January 2005.

2                                         If you would like to submit your proxy vote via the Internet, you can do so by accessing www-uk.computershare.com/proxy You will need an Internet enabled computer with minimum web browser of IE4 or Netscape 4.  You will be asked to enter the Shareholder Reference Number and PIN Number as printed overleaf and agree to certain terms and conditions.

3                                         CREST members wishing to appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, must ensure that, in order for such CREST Proxy Instruction to be effective, it must be received by the Company’s agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for holding the AGM or adjourned AGM, together with any power of attorney or other authority under which it is sent.  For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message.  The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.  For further information relating to the CREST proxy system, please refer to the CREST manual and the Notice of AGM.

4                                         If the appointor is a corporation the Form of Proxy must be executed under its common seal or under the hand of an officer or attorney authorised in writing.

5                                         In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

6                                         If the proxy is signed by someone else on your behalf, their authority to sign must be returned with the Form of Proxy.

7                                         The lodging of a Form of Proxy or a CREST Proxy Instruction will not prevent a shareholder from attending and voting at the AGM in person if he or she so wishes.

8                                         The address of Computershare for return of this form is: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, United Kingdom.

9                                         Any alterations to this Form of Proxy should be initialled.

10                                  Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at the close of business on 26 January 2005 will be entitled to attend and to vote at the aforesaid meeting in respect of the number of shares registered in their name at that time.  Changes in the entries on the register after the close of business on 26 January 2005 will be disregarded in determining the rights of any person to attend or vote at the AGM.

11                                  Full details of the resolutions to be proposed at the AGM, with explanatory notes, are set out in the Notice of the AGM enclosed with this Form of Proxy.

10TVJG

Poll card for use at the AGM

	FOR	AGAINST
Name of shareholder(s) in full
Resolution 1			(Block capitals please)
Resolution 2
Resolution 3
Resolution 4			Holding of Shares
Resolution 5			If not completed your total holding will be included.
Resolution 6
Resolution 7
Resolution 8			Please record your vote by placing an X in the appropriate box(es).
Resolution 9
Resolution 10
Resolution 11			Signature of Holder or Proxy
Resolution 12
Resolution 13			Note: In the case of a corporation, a letter of authority will be
Resolution 14			required unless a suitably completed Proxy Form has been lodged.

It is not necessary to vote if you have already submitted your proxy vote (whether by post, online or via CREST message), unless you wish to change your vote.